Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Sept 29	Sept 30	Sept 29	Sept 30
	2006	2005	2006	2005

Basic:
Average shares outstanding	19,784,000	19,227,000	19,547,000	19,216,000

Net Income	$7,087,000	$3,908,000	$19,282,000	$13,725,000
Per share amount	$0.36	$0.20	$0.99	$0.71

Diluted:
Average shares outstanding	19,784,000	19,227,000	19,547,000	19,216,000
Dilutive stock securities based on the treasury stock method using average market price	327,000	145,000	451,000	156,000

Totals	20,111,000	19,372,000	19,998,000	19,372,000

Net Income	$7,087,000	$3,908,000	$19,282,000	$13,725,000
Per share amount	$0.35	$0.20	$0.96	$0.71

32